Exhibit 99.2

FANGDD NETWORK GROUP LTD.

An exempted company with limited liability incorporated in the Cayman Islands

(Nasdaq: DUO)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held on October 14, 2022

NOTICE IS HEREBY GIVEN, THAT an extraordinary general meeting (the “EGM”) of Fangdd Network Group Ltd. (the “Company”) will be held at Room 602, Unit B4, Kexing Science Park, 15 Keyuan Road, Technology Park, Nanshan District, Shenzhen, People’s Republic of China on October 14, 2022 at 9:00 am (Beijing time), for the purposes of considering and, if thought fit, passing the following resolution (the “Proposed Resolution”):

AS AN ORDINARY RESOLUTION, THAT the authorized share capital of the Company be increased from US$500 divided into 5,000,000,000 shares comprising of (i) 3,380,061,942 Class A ordinary shares of a par value of US$0.0000001 each (“Class A Ordinary Shares”), (ii) 619,938,058 Class B ordinary shares of a par value of US$0.0000001 each (“Class B Ordinary Shares”), and (iii) 1,000,000,000 shares of a par value of US$0.0000001 each of such class or classes (however designated) as the board of directors (the “Board”) may determine in accordance with Article 9 of the currently effective articles of association of the Company (the “Articles”) to US$5,000 divided into 50,000,000,000 shares comprising of (i) 30,000,000,000 Class A Ordinary Shares, (ii) 10,000,000,000 Class B Ordinary Shares, and (iii) 10,000,000,000 shares of a par value of US$0.0000001 each of such class or classes (however designated) as the Board may determine in accordance with Article 9 of the Articles, by creating an additional (i) 26,619,938,058 Class A Ordinary Shares, (ii) 9,380,061,942 Class B Ordinary Shares, and (iii) 9,000,000,000 shares of such class or classes (however designated) as the Board may determine in accordance with Article 9 of the Articles.

Holders of Ordinary Shares Entitled to Vote; the Ordinary Shares Record Date

Holders of record of our Class A Ordinary Shares and Class B Ordinary Shares (collectively, the “Ordinary Shares”) as of the close of business, Beijing time, on September 9, 2022 (the “Ordinary Share Record Date”) are entitled to attend and vote at the EGM and any adjournment or postponement thereof.

Holders of record of Ordinary Shares registered on our register of members as of the Ordinary Share Record Date may either (1) attend the EGM in person to vote or (2) return a properly dated and executed proxy card by e-mail to ir@fangdd.com, or by mail or by hand to us at Room 602, Unit B4, Kexing Science Park, 15 Keyuan Road, Technology Park, Nanshan District, Shenzhen, People’s Republic of China, which should be received by no later than 10:00 a.m., Beijing time, on October 12, 2022.

Holders of ADSs Entitled to Vote; ADS Record Date

Holders of American depositary shares (the “ADSs”) as of the close of business, New York time, on September 9, 2022 (the “ADS Record Date”), who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders. Please be aware that, because of the difference between Beijing time and New York time, if a holder of ADSs cancels his or her ADSs in exchange for Class A Ordinary Shares on September 9, 2022, New York time, such holder of ADSs will not be able to instruct The Bank of New York Mellon, as depositary of the ADSs, as to how to vote the Class A Ordinary Shares represented by the cancelled ADSs as described above, and will also not be a holder of those Class A Ordinary Shares as of the record date applicable to holders of Ordinary Shares for the purpose of determining the eligibility to attend and vote at the EGM.

Holders of ADSs who wish to exercise their voting rights for the underlying Class A Ordinary Shares must act through The Bank of New York Mellon by submitting a voting instruction card to The Bank of New York Mellon. We have instructed The Bank of New York Mellon to disseminate to ADS holders a voting instruction card which would include instructions as to voting by ADS holders and a notice of meeting providing to ADS holders information with regard to the EGM on or about September 15, 2022. If you wish to have The Bank of New York Mellon vote the Class A Ordinary Shares represented by your ADSs, you will need to execute and timely forward to The Bank of New York Mellon, or to your bank, brokerage or other securities intermediary, as the case may be, the voting instruction card sent to you by The Bank of New York Mellon in accordance with the instructions provided by The Bank of New York Mellon. The voting instruction card should be executed in such a manner to show clearly how you wish to vote in regard to each matter to be considered at the EGM.

Upon the timely receipt of a properly completed ADS voting instruction card by The Bank of New York Mellon, it, as depositary of the ADSs, will endeavor, to the extent practicable, to vote or cause to be voted at the EGM the number of Class A Ordinary Shares represented by the ADSs evidenced by American depositary receipts related to those ADSs, in accordance with the instructions set forth in the voting instruction card. As the holder of record for all the Class A Ordinary Shares represented by the ADSs, only The Bank of New York Mellon may vote those Class A Ordinary Shares at the EGM. Holders of ADSs may attend, but may not vote at, such meeting.

If (1) the ADS voting instruction card is signed but is missing voting instructions, (2) the ADS voting instruction card is improperly completed or (3) no ADS voting instruction card is received by The Bank of New York Mellon from a holder of ADSs prior to 12:00 p.m., New York Time, on October 7, 2022, The Bank of New York Mellon will deem such holder of ADSs to have instructed it to give a proxy to a person designated by the Company.

Information for Attending the EGM in Person

Holders of record of Ordinary Shares registered on our register of members as of the Ordinary Share Record Date may attend the EGM with valid proof of identification.

Holders of ADSs on the ADS Record Date may attend the EGM with valid proof of identification and ADS ownership as of the ADS Record Date. Those who hold ADSs indirectly through a brokerage firm, bank or other financial institution should contact their brokerage firm, bank or other financial institution for a letter or brokerage statement confirming their ADS ownership as of such date to bring along with valid proof of identification to the EGM.

We encourage shareholders and ADS holders planning to attend the EGM in person to pre-register by sending an email to ir@fangdd.com.

In order to prevent the spread of COVID-19 and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the EGM. All officers and agents of the Company reserve the right to refuse any person entry to the EGM venue, or to instruct any person to leave the EGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the EGM.

We intend to hold the EGM in person at the location specified above. However, we are actively monitoring the COVID-19 pandemic, and are sensitive to the public health and travel concerns our shareholders may have and the protocols that national and local governments may impose. In the event that it is not possible or advisable to hold the EGM at the time or the location specified above, we will announce on our website (http://ir.fangdd.com/) and the website of the U.S. Securities and Exchange Commission (www.sec.gov) alternative arrangements for the meeting as promptly as practicable. Please monitor our website and the website of the U.S. Securities and Exchange Commission for updated information. If you are planning to attend the EGM, please check the websites one week prior to the meeting date. We encourage you to vote your shares by proxy (for holders of Ordinary Shares) or voting instruction (for holders of ADSs) prior to the EGM.

By Order of the Board of Directors,

Fangdd Network Group Ltd.

By:	/s/ Xi Zeng
Name:	Xi Zeng
Title:	Chairman of the Board of Directors

Shenzhen, China
September 8, 2022